Filed by Tailwind Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

QOMPLX Announces Distinguished Post-Merger Board of Directors

TYSONS, VA, June 14, 2021 -- QOMPLX, Inc. (“QOMPLX”), a global leader in cybersecurity and risk analytics, announced today an accomplished slate composed of industry-leading executives for its post-merger Board of Directors upon completion of its merger with special purpose acquisition company, Tailwind Acquisition Corp. (“Tailwind”) (NYSE: TWND), and subsequent listing on the New York Stock Exchange under ticker “QPLX”.

These accomplished leaders bring deep expertise in business with exceptional public company governance and management experience. QOMPLX and Tailwind sought out prodigious talent with superlative domain experience in cybersecurity, data analytics, artificial intelligence, critical financial and energy infrastructure, insurance and finance risk, and human capital management to support business growth as QOMPLX transitions to public company operations.

Non-executive Directors, effective at the closing of the business combination, are expected to include:

●	William Foley, Executive Chairman of Cannae Holdings, Executive & Director of Fidelity National Financial for 32 Years, Chairman of Paysafe, Chairman of Dun & Bradstreet, and Owner of the Las Vegas Golden Knights through Black Knight Sports & Entertainment

●	Christopher Krebs, Former Director of the Cybersecurity & Infrastructure Security Agency, currently Co-Chair of the Aspen Digital Commission on Information Disorder

●	Lisa Crutchfield, Former Executive Vice President of regulation, pricing, risk and compliance for National Grid, currently independent Director at Vistra, Unitil, Fulton Financial and Buckeye Pipeline

●	Steven Guggenheimer, Former Corporate Vice President focused on technology and eco-systems for Microsoft, currently Non-Executive Director at HSBC

●	Anne S. Edwards, General Counsel and Chief Human Resources Officer for Luma Financial Technologies; 10+ Years Leading Human Resources for LON:DMGT

“Attracting this level of talent & decades of specifically relevant experience is a testament to the bright future that lies ahead for QOMPLX and our clients, as we seek to meet their needs in the rapidly growing and dynamic risk and cybersecurity environment”, said Jason Crabtree, CEO of QOMPLX.

“As CEO, my responsibility is to ensure that we surround ourselves with the best and most experienced team possible, in order to execute our vision for the ground-breaking products QOMPLX is delivering for clients in cybersecurity, banking, insurance, healthcare, and government”, Crabtree continued. “This expanded board, effective upon successful completion of our merger with Tailwind and listing on the NYSE, is further evidence of the significant potential of the risk analytics market, and our belief that QOMPLX will continue on a trajectory of rapid growth as we complete our transition to public company operations.”

Director Biographies

William Foley

William “Bill” Foley is one of the preeminent and longest serving global corporate executives in the financial services and technology sectors. As Chairman of Cannae Holdings, Inc., Mr. Foley serves as a board member and executive of public and private companies in a variety of industries, with a strong track record of building stockholder value and successfully negotiating and implementing mergers & acquisitions in the financial services and technology industries.

Mr. Foley bought and revitalized the then-struggling title insurance firm Fidelity National Financial, which today earns annual revenue over $12 billion and employs over 50,000 people. Today, Mr. Foley serves on the board (as Chairman) of Dun & Bradstreet, Paysafe Ltd and of Black Knight Sports & Entertainment, a consortium that runs the Las Vegas Golden Knights of the National Hockey League. Mr. Foley also founded and formerly served as a director of Trasimene Acquisition Corp, Austerlitz Acquisition Corp, and Trebia Acquisition Corp, but resigned from those boards in April 2021. Mr. Foley formerly served as a director of Ceridian; and formerly served on the board (as vice chairman) of Fidelity National Information Services, Inc. Mr. Foley graduated from West Point in 1967 and transferred to the Air Force, where as an officer he negotiated million-dollar defense contracts with Boeing. After leaving the Air Force, Mr. Foley moved into corporate law, earning his J.D. from the University of Washington.

Christopher Krebs

Chris Krebs is a cybersecurity and risk management executive who has served at the highest levels of the federal government, culminating in his appointment as the first Director of the Cybersecurity and Infrastructure Security Agency from 2018 to 2020. Today, Mr. Krebs works as the Founding Partner of Krebs Stamos Group, a cybersecurity advisory group. Mr. Krebs is also the Co-Chair of the Aspen Digital Commission on Information Disorder.

Mr. Krebs was nominated and confirmed by the U.S. Senate as Undersecretary for National Protection and Programs Directorate for the Department of Homeland Security in 2018 and was a senior advisor to the DHS Secretary beginning in 2017, where he focused on a range of cybersecurity, critical infrastructure, and national resilience issues. Earlier in his career, Mr. Krebs was the Director for Cybersecurity Policy for Microsoft. He received a Bachelor of Arts degree in environmental sciences from the University of Virginia and a JD from George Mason University School of Law.

Anne S. Edwards

With over 20 years’ experience in corporate and employment law and human resources, Annie Edwards has become a trusted advisor to early-stage data and technology companies, helping them navigate rapid growth and transformation goals. Today, Ms. Edwards is general counsel and chief human resource officer for Luma Financial Technologies. Prior to that role she served as the chief human resource officer for The Rawlings Group from 2019 to 2020.

For over a decade, Ms. Edwards was involved with the DMGT family of companies overseeing 8,000 global employees, first as chief people officer and general counsel for Genscape, and in various HR leadership roles including director of global HR for DMGT from 2016 to 2019. Earlier in her legal career, Ms. Edwards also served as an Assistant District Attorney for Middlesex County in Massachusetts and as an Assistant Attorney General for the Commonwealth of Massachusetts. Ms. Edwards has a B.A. in English from Tulane University and a J.D. from The George Washington University Law School.

Steven Guggenheimer

Steven Guggenheimer is an experienced technology executive and director with a strong track record of advising businesses on digital transformation, including artificial intelligence and cloud computing. He is currently a non-executive board member of HSBC Holdings, Forrit Technology Ltd., a private cloud technology company, Software Acquisition Group Inc. II, a special purpose acquisition company, and an advisor to Tensility Venture Partners, a seed stage venture capital firm, and 5G Open Innovation Lab, an innovation platform. From 2019 to 2020, he was a director of Software Acquisition Group Inc, a special purpose acquisition company which successfully merged with CuriosityStream last year.

Prior to that, Mr. Guggenheimer spent 26 years at Microsoft as a corporate vice president, including more than a decade leading Microsoft’s hardware and software ecosystem efforts as the head of Developer Evangelism and the OEM divisions, and helping develop its artificial intelligence business from 2018to 2020. Mr. Guggenheimer received a Bachelor’s degree in Applied Physics from the University of California, Davis, and a Master’s Degree in Engineering Management from Stanford University.

Lisa Crutchfield

Lisa Crutchfield is an accomplished corporate executive, independent director, and energy industry thought leader with 25+ years of experience leading finance, accounting, regulatory, strategy and risk teams. Crutchfield pioneered the liberalization of the electric and gas markets across the United States and in Europe. Today, she’s the managing principal for Hudson Strategic Advisors LLC, an economic analysis and strategic advisory firm to the energy, financial services and transportation industries. Prior to leading Hudson, she served as executive vice president of regulation, pricing, risk and compliance for National Grid, plc, as senior vice president for PECO Energy, an Exelon Company, and vice president of energy policy and strategy for Duke Energy Corporation. Crutchfield also served as vice chair of the Pennsylvania Public Utilities Commission.

Over her career, Crutchfield has served on more than 20 corporate, institutional and non-profit boards. Additionally she earned the designation as a National Association of the Corporate Directors Board Leadership Fellow in 2019. She currently serves on the public company boards of Unitil Corporation, where she chairs the Compensation Committee; Fulton Financial Corporation, where she chairs the Nominating and Corporate Governance Committee, and Vistra Corporation. Additionally, she serves as a governance advisor to IFM Infrastructure Fund and serves on its U.S. subsidiary board, Buckeye Pipeline, LLP, where she chairs the Audit Committee. Ms. Crutchfield is a graduate of Yale University earning a B.A. in Economics and Political Science. She also earned a M.B.A. from Harvard Business School with distinction in Finance.

Jason Crabtree, CEO & Co-Founder

Jason Crabtree co-founded QOMPLX in with Andrew Sellers 2014. As CEO, he guides the vision and long-term direction of QOMPLX, and oversees all aspects of company operations. Prior to QOMPLX, Mr. Crabtree served as a Special Advisor to senior leaders in the Department of Defense cyber community in support of operational cybersecurity missions including research and development, strategic risk management, and digital transformation initiatives.

Mr. Crabtree is a widely recognized expert on cybersecurity, data, and risk management. Jason has been featured on ABC, NBC, CBS, CNN, FOXNEWS, CNBC, Associated Press TV and quoted in the New Yorker, New York Times, Yahoo Finance, Forbes, Dark Reading, and more. Mr. Crabtree has been a speaker, panelist, or fellow with DARPA, RAND, National Academy of Engineering, Center for New American Security, Markle Foundation, Oxford Analytica, and the U.S. Naval War College. He’s been published by Cambridge University Pres and is a lead inventor on more than 40 patents. He received a B.S. in engineering from the United States Military Academy at West Point, where he was selected as the First Captain and Brigade Commander of the Corps of Cadets and later elected as a Rhodes Scholar. He received an M.Sc.(R) in Engineering Science at the University of Oxford before leading infantry troops in Afghanistan in 2012.

Andrew Sellers, CTO & Co-Founder

Dr. Andrew Sellers co-founded QOMPLX with Jason Crabtree in 2014. As CTO, he oversees the technology, engineering, data science, and delivery aspects of QOMPLX’s next-generation operational risk management and situational awareness products. Earlier, he led enterprise network modernization and design efforts for the Air Force and large DoD initiatives from 2012 to 2014. Dr. Sellers was an assistant professor of Computer Science at the Air Force Academy and simultaneously served as its Chief Technology Officer.

Dr. Sellers is co-author of over two dozen peer-reviewed publications including best paper at Very Large Databases and a lead inventor on more than 40 allowed or issued patents. Dr. Sellers was valedictorian of his class at the United States Air Force Academy, where he received a bachelor’s degree in Computer Science and was elected as a Truman Scholar supporting later studies at the University of Oxford where he received both a Master of Science and a Doctorate (Ph.D.) degree in Computer Science.

About QOMPLX

QOMPLX helps organizations make intelligent business decisions and better manage risk through our advanced, proprietary risk cloud. We are the leaders at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our cloud-native data factory in order to help organizations better quantify, model, and predict risk. Our specialized experts and technology solutions in cybersecurity, insurance, and finance power leading global corporations and mission critical public sector agencies.

For more information, visit qomplx.com and follow us @QOMPLX on Twitter.

CONTACT:

James Faeh, Director of Corporate Communications

james.faeh@qomplx.com

Randy Scherago, Investor Relations Manager

randy.scherago@qomplx.com

DISCLAIMERS:

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement including a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers are also in the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination.